Exhibit 99.1

SIYATA MOBILE INC.

Consolidated Financial Statements

(Expressed in thousands of U.S. Dollars)

As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

F-1

Report of Independent Registered Public Accounting Firm

To the Shareholders and the board of directors of

Siyata Mobile Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying the consolidated statements of financial position of Siyata Mobile Inc. and its subsidiaries (together “the Company”), as of December 31, 2024 and 2023, and the related consolidated statement of loss and comprehensive loss, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31,2024 and the related notes (collectively referred to as the “financial statements”).

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations, changes in shareholders’ equity and its cash flows for the three years in the period ended December 31, 2024 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations, has accumulated significant losses, has an outstanding loans to financial institutions, and has an outstanding balance related to the sale of future receipts, which raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2023

By:	/s/ Barzily and Co.

BARZILY AND CO., CPA’s

Jerusalem, Israel

March 31, 2025

F-2

Siyata Mobile Inc.

Consolidated Statements of Financial Position

(Expressed in US dollars)

	USD	USD
	December 31, 2024	December 31, 2023
ASSETS
Current
Cash	181,730	898,771
Trade and other receivables (Note 4)	1,404,180	1,181,257
Prepaid expenses	119,802	29,673
Inventory (Note 5)	3,942,896	3,544,519
Advance to suppliers	33,672	1,048,227
	5,682,280	6,702,447
Long term deposit (Note 11)	181,584	147,100
Right of use assets, net (Note 7)	582,485	630,793
Equipment, net	157,820	175,335
Intangible assets, net (Note 8)	8,285,036	7,856,730
Total Assets	14,889,205	15,512,405

Liabilities And Shareholders’ Equity
Current
Loans to Financial Institutions (Note 9)	2,077,290	89,298
Sales of future receipts (Note 10)	1,688,435	1,467,899
Accounts payable and accrued liabilities	5,497,957	3,451,128
Lease obligations (Note 11)	296,366	254,668
Warrant and preferred share liability (Note 12)	1,069,513	156,433
	10,629,561	5,419,426
Lease obligations (Note 11)	338,373	385,639
	338,373	385,639
Total liabilities	10,967,934	5,805,065
Shareholders’ Equity
Share capital (Note 13)	104,916,071	85,714,727
Reserves (Note 13)	14,927,501	14,644,200
Accumulated other comprehensive loss	98,870	98,870
Deficit	(116,021,171)	(90,750,457)
	3,921,271	9,707,340
Total Liabilities And Shareholders’ Equity	14,889,205	15,512,405

Nature of operations and going concern (Note 1)

Subsequent events (Note 27)

Approved on March 31, 2025 on behalf of the Board:

“Lourdes Felix”	“Marc Seelenfreund”
Lourdes Felix - Director	Marc Seelenfreund - Director

The accompanying notes are an integral part of these consolidated financial statements.

F-3

Siyata Mobile Inc.

Consolidated Statements of Loss and Comprehensive Loss

(Expressed in US dollars)

For the years ended December 31, 2024, 2023 and 2022

	2024	2023	2022

Revenue	$11,629,572	$8,233,301	$6,481,910
Cost of sales (Note 14)	(9,487,165)	(5,575,372)	(5,092,011)
Gross profit	2,142,407	2,657,929	1,389,899
EXPENSES
Amortization and depreciation (Note 7,8)	1,679,839	1,754,957	1,142,165
Development expenses (Note 8)	625,023	578,356	339,828
Selling and marketing (Note 15)	4,480,013	4,364,994	4,508,901
General and administrative (Note 16)	4,859,690	5,128,814	6,942,183
Equity promotion and marketing	5,920,239	1,371,200	707,241
(Gain) loss on valuation of inventory	230,312	(161,450)	813,205
Loss (income) from water damage	-	(834,713)	544,967
Bad debts (recovered) (Note 4)	6,926	47,526	86,103
Impairment of intangibles (Note 8)	279,828	-	-
Share-based payments (Note 13)	283,301	930,564	2,888,704
Total operating expenses	18,365,171	13,180,248	17,973,297
Net operating loss	(16,222,764)	(10,522,319)	(16,583,398)

OTHER EXPENSES
Finance expense (Note 17)	3,541,594	841,815	181,413
Loss on issuance	6,267,400	-	-
Loss on extinguishment of financial liability	601,163	-	-
Impairment of investment (Note 6)	1,300,000	-	-
Foreign exchange	8,523	(49,258)	586,794
Change in preferred share liability	(386,022)	-	-
Gain on settlement of derivative	(3,723,827)	-	-
Change in fair value of convertible promissory note	-	-	4,794,710
Change in fair value of warrant liability (Note 12)	(48,681)	1,517,389	(8,245,662)
Transaction costs (Note 18)	1,487,800	99,529	1,398,598
Total other expenses	9,047,950	2,409,475	(1,284,147)
Recovery of income taxes (Note 19)	-	-	-
Net loss for the year	(25,270,714)	(12,931,794)	(15,299,251)
Other comprehensive income
Translation adjustment	-	-	137,609
Comprehensive loss for the year	$(25,270,714)	$(12,931,794)	$(15,161,642)

Weighted average shares	163,397	1,270	166
Basic and diluted loss per share	$(154.66)	$(10,183)	$(92,164)

The accompanying notes are an integral part of these consolidated audited financial statements.

F-4

Siyata Mobile Inc.

Consolidated Statement of Changes in Shareholders’ Equity

(Expressed in US dollars)

For the years ended December 31, 2024, 2023 and 2022

	Share capital	Share Capital	Reserves	Accumulated other comprehensive income (loss)	Deficit	Total shareholders’ equity
	#	$	$	$	$	$
Balance, December 31, 2021	42	54,655,244	10,389,555	(38,739)	(62,519,412)	2,486,648
Shares issued on acquisition of ClearRF	1	190,095	-	-	-	190,095
Share issued on capital raise	182	12,634,747	307,189	-	-	12,941,936
Share issuance costs on capital raise	-	(1,373,264)	-	-	-	(1,373,264)
Pre-funded warrants exercised	24	2,813,542	-	-	-	2,813,542
Issue of common shares for restricted share units	-	22,200	-	-	-	22,200
Shares issued for debt	106	4,370,302	-	-	-	4,370,302
Warrants issued	-	-	61,950	-	-	61,950
Share based payments	-	-	2,888,705	-	-	2,888,705
Translation adjustment	-	-	-	137,609	-	137,609
Net loss	-	-	-	-	(15,299,251)	(15,299,251)
Balance, December 31, 2022	355	73,312,866	13,647,399	98,870	(77,818,663)	9,240,472
Warrants transferred from liability	-	-	3,975,046	-	-	3,975,046
Warrants exercised	310	7,583,617	(3,975,046)	-	-	3,608,571
Share issued on capital raise	2,289	5,780,750	-	-	-	5,780,750
Share issuance costs on capital raise	-	(1,115,728)	66,237	-	-	(1,049,491)
Pre-funded warrants exercised	215	153,222	-	-	-	153,222
Share based payments	-	-	930,564	-	-	930,564
Net loss	-	-	-	-	(12,931,794)	(12,931,794)
Balance, December 31, 2023	3,169	85,714,727	14,644,200	98,870	(90,750,457)	9,707,340
Shares issued under the Equity Line of credit	335,600	1,964,497	-	-	-	1,964,497
Conversion of Class C preferred shares into common shares	128,548	954,118	-	-	-	954,118
Common shares issued pursuant to the exercise of prefunded warrants	300,175	15,994,605	-	-	-	15,994,605
Common shares issued pursuant to a capital raise	20,111	253,838	-	-	-	253,838
Shares issued to a supplier in lieu of cash	79	34,286	-	-	-	34,286
Share adjustments on consolidation of shares	51	-	-	-	-	-
Share based payments	-	-	283,301	-	-	283,301
Net loss	-	-	-	-	(25,270,714)	(25,270,714)
Balance, December 31, 2024	787,733	104,916,071	14,927,501	98,870	(116,021,171)	3,921,271

The accompanying notes are an integral part of these consolidated unaudited interim financial statements.

F-5

Siyata Mobile Inc.

Consolidated Statements of Cash Flows

(Expressed in US dollars)

For the years ended December 31, 2024, 2023 and 2022

	2024	2023	2022
Operating activities
Net loss for the year	$(25,270,714)	$(12,931,794)	$(15,299,251)
Items not affecting cash:
Amortization and depreciation	1,679,839	1,754,957	1,142,165
Bad debt expense	6,926	47,526	86,103
(Gain) loss on valuation of inventory	230,312	(161,450)	813,205
Loss (income) due to water damage	-	(454,636)	544,967
Impairment of fair value of investment	1,300,000	-	-
Impairment of intangibles	279,828	-	-
Gain on settlement of derivative	(3,723,827)	-	-
Fair value changes on derivatives	6,433,860	1,517,389	(3,450,952)
Interest expense, net of repayments	72,383	16,637	35,678
Foreign exchange	(10,366)	(46,249)	22,872
Transaction costs	1,487,800	99,529	1,398,598
Share based payments	283,301	930,504	2,888,704
Shares issued to supplier	34,286	-	-
Change in non-cash working capital (Note 25)	2,112,717	884,767	(2,035,069)
Net cash used in operating activities	(15,083,655)	(8,342,760)	(13,852,980)

Investing activities
Repayment of long-term deposit	(35,049)	-	17,982
Intangible asset additions	(2,004,088)	(2,271,060)	(3,405,862)
Investment in securities	(1,300,000)	-	-
Equipment additions	(18,378)	(3,737)	(14,220)
Acquisition of ClearRF	-	-	(159,905)
Net cash used in investing activities	(3,357,515)	(2,274,797)	(3,562,005)

Financing activities
Lease payments	(323,780)	(326,041)	(278,381)
Loans from Financial Institutions	1,945,068	89,298	(27,159)
Sale of future receipts	220,536	1,467,899	-
Convertible debt issued, net of repayments	-	-	(4,000,000)
Proceeds on share issuance	-	5,780,750	24,067,763
Redemption of Class C preferred shares	(353,000)	-	-
Issuance of warrants, preferred shares and common shares	15,604,962	-	-
proceeds from exercise of prefunded warrants	153,646	-	-
Transaction costs	(1,487,800)	-	-
Proceeds on shares issued from Exercised Put Options	1,964,497	-	-
Share issuance costs	-	(1,017,891)	(2,258,167)
Exercise of warrants	-	3,608,571	61,950
Net cash from financing activities	17,724,129	9,602,586	17,566,006

Effect of foreign exchange on cash	-	-	142,979

Change in cash and restricted cash for the year	(717,041)	(1,014,971)	294,000
Cash and restricted cash, beginning of year	898,771	1,913,742	1,619,742
Cash and restricted cash, end of year	$181,730	$898,771	$1,913,742

The accompanying notes are an integral part of these consolidated audited financial statements.

F-6

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2024 and 2023

1.	NATURE OF OPERATIONS AND GOING CONCERN

Siyata Mobile Inc. (“Siyata” or “the Company”) was incorporated under the Business Corporations Act, British Columbia on October 15, 1986. The Company’s shares are listed on NASDAQ under the symbol SYTA and warrants issued on September 29, 2020, are traded under the symbol SYTAW. The Company’s principal activity is the sale of vehicle-mounted, cellular-based communications platforms over advanced mobile networks and cellular booster systems. The registered and records office is located at 7404 King George Blvd, Suite- 200, Surrey, BC, V3W1N6.

Consolidated Financial Statements

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than a process of forced liquidation. These consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company incurred a net loss of $ $25,270,714 during the year ended December 31, 2024 (2023 - net loss of $12,931,794), and, as of that date, the Company’s total deficit was $116,021,171 (2023 - $90,750,457). As of December 31, 2024, the Company had outstanding loans to financial institutions of $2,077,290 and an outstanding balance in respect of the sale of future receipts of $1,688,435. The Company’s continuation as a going concern is dependent upon the success of the Company’s implementation of its business plan, the existing cash flows, and the ability of the Company to obtain additional debt or equity financing, all of which are uncertain. These material uncertainties raise substantial doubt on the Company’s ability to continue as a going concern.

War in Israel

On October 7, 2023 a war broke out in Israel and many reservists were called up to the Israeli army.

Several of our employees are or may be subject to military service in the IDF and have been and may be called to serve. It is possible that there will be further military reserve duty call-ups in the future, which may affect our business due to a shortage of skilled labor and loss of institutional knowledge, and necessary mitigation measures we may take to respond to a decrease in labor availability, such as overtime and third-party outsourcing, for example, which may have unintended negative effects and adversely impact our results of operations, liquidity or cash flows.

The conflict situation in Israel could cause disruptions in our supply chain and international trade, including the timing of importing and exporting of our products, The conflict situation in Israel could also result in parties with whom we have agreements involving performance in Israel claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions in such agreements.

It is currently not possible to predict the duration or severity of the ongoing conflict in the Middle East or its effects on our business, operations and financial conditions. The ongoing conflict is rapidly evolving and developing, and could disrupt our business and operations, interrupt our sources and availability of supply and hamper our ability to raise additional funds or sell our securities, among others.

2.	BASIS OF PREPARATION

Statement of compliance

These consolidated financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

Functional currency

Effective October 1, 2020, management determined that the Company’s functional currency changed from Canadian dollars to United States dollars (“USD”). The change in the functional currency has been accounted for on a prospective basis and is primarily based on the fact that the Company’s securities are listed on the Nasdaq exchange and as a result the future financing of the Company and cash flows of the entities will be in USD. Accordingly, assets and liabilities were translated from CAD to US dollars using year-end exchange rates, and expense items were translated at average exchange rates during the year.

	2024	2023
Exchange rate of CAD 1 to US dollar at year-end	1.438	1.324
Average exchange of during the year	1.370	1.350

F-7

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2024 and 2023

2.	BASIS OF PREPARATION (cont’d)

Basis of consolidation and presentation

These consolidated financial statements of the Company have been prepared on a historical cost basis, except for financial instruments classified as financial instruments at fair value through profit and loss, which are stated at their fair value. In addition, the consolidated financial statements have been prepared using the accrual basis of accounting, except for the statement of cash flows.

These consolidated financial statements incorporate the financial statements of the Company and its wholly controlled subsidiaries. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities. These consolidated financial statements include the accounts of the Company and its direct wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated.

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries:

Name of Subsidiary	Place of Incorporation	Ownership
Queensgate Resources Corp.	British Columbia, Canada	100%
Queensgate Resources US Corp.	Nevada, USA	100%
Siyata Mobile (Canada) Inc.	British Columbia, Canada	100%
Siyata Mobile Israel Ltd.	Israel	100%
Signifi Mobile Inc.	Quebec, Canada	100%
ClearRF Nevada Ltd.	Nevada, USA	100%
Siyata PTT Incorporated	Caymen Islands	100%

F-8

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2024 and 2023

2.	BASIS OF PREPARATION (cont’d)

Foreign currency translation

Items included in the financial statements of each entity in the Company are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”) and has been determined for each entity within the Company. The functional currency of Siyata Mobile Inc. is the USD which is also the functional currency of all its subsidiaries. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, The Effects of Changes in Foreign Exchange Rates.

Transactions in currencies other than the entity’s functional currency are translated at the exchange rates in effect on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange in effect as at the statement of financial position date. Non-monetary assets and liabilities denominated in foreign currencies are translated at the exchange rates prevailing at the time of the acquisition of the assets or assumption of the liabilities. Foreign currency differences arising on translation are recognized in the statement of loss and comprehensive loss.

Use of estimates and judgements

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

i)	Critical accounting estimates

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical estimates in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are, but not limited to the following:

●	Capitalization of development costs and their amortization rate - Development costs are capitalized in accordance with IAS 38 and amortized on a systematic basis over their useful lives.. To determine the amounts earmarked for capitalization, management estimates the cash flows which are expected to be derived from the asset for which the development is carried out and the expected benefit period.

F-9

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2024 and 2023

2.	BASIS OF PREPARATION (cont’d)

Use of estimates and judgements (cont’d)

i)	Critical accounting estimates (cont’d)

●	Fair value measurements - Certain of the Company’s assets and liabilities are measured at fair value. In estimating fair value, the Company uses market-observable data to the extent it is available. In certain cases where Level 1 inputs are not available the Company will engage third-party qualified valuators to perform the valuation. Information about the valuation techniques and inputs used in determining the fair value of financial instruments is in Note 12 and 13.

●	Fair value of stock options and warrants - Determining the fair value of warrants and stock options requires judgments related to the choice of a pricing model, the estimation of stock price volatility, the expected forfeiture rate and the expected term of the underlying instruments. Any changes in the estimates or inputs utilized to determine fair value could have a significant impact on the Company’s future operating results or on other components of shareholders’ equity.

●	Inventory - Inventory is valued at the lower of cost and net realizable value. Cost of inventory includes cost of purchase (purchase price, import duties, transport, handling, and other costs directly attributable to the acquisition of inventories), cost of conversion, and other costs incurred in bringing the inventories to their present location and condition. Net realizable value for inventories is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale. Provisions are made in profit or loss of the current period on any difference between book value and net realizable value.

●	Estimated product returns - Revenue from product sales is recognized net of estimated sales discounts, credits, returns, rebates and allowances. The return allowance is determined based on an analysis of the historical rate of returns, industry return data, and current market conditions, which is applied directly against sales.

●	Impairment of non-financial assets - The Company assesses impairment at each reporting date by evaluating conditions specific to the Company that may lead to asset impairment. The recoverable amount of an asset or a cash-generating unit (“CGU”) is determined using the greater of fair value less costs to sell and replacement costs which requires the use of various judgments, estimates, and assumptions. The Company identifies CGUs as identifiable groups of assets that are largely independent of the cash inflows from other assets or groups of assets. Value in use calculations require estimations of discount rates and future cash flows derived from revenue growth, gross margin and operating costs. Fair value less costs to sell calculations require the Company to estimate fair value of an asset or a CGU using market values of similar assets as well as estimations of the related costs to sell.

F-10

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2024 and 2023

2.	BASIS OF PREPARATION (cont’d)

Use of estimates and judgements (cont’d)

i)	Critical accounting estimates (cont’d)

●	Useful life of intangible assets - The Company estimates the useful life used to amortize intangible assets which relates to the expected future performance of the assets acquired based on management estimate of the sales forecast.

●	Collectability of trade receivables - In order for management to determine expected credit losses in accordance with IFRS 9, we are required to make estimates based on historical information related to collections, in addition to taking the current condition of our customers credit quality into account.

●	Income taxes - Tax provisions are based on enacted or substantively enacted laws. Changes in those laws could affect amounts recognized in profit or loss both in the period of change, which would include any impact on cumulative provisions, and future periods. Deferred tax assets, if any, are recognized to the extent it is considered probable that those assets will be recoverable. This involves an assessment of when those deferred tax assets are likely to reverse.

ii)	Critical accounting judgments

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are, but are not limited to, the following:

●	Functional currency - The functional currency for the Company and each of its subsidiaries is the currency of the primary economic environment in which the respective entity operates. The Company has determined the functional currency of each entity to be the USD as of October 1, 2020, except for Signifi Mobile Inc. whose functional currency was Canadian dollars until December 31, 2022 and is the USD since then. The Company considers the functional currency of its subsidiaries revenues and increase in US employees which said events determine the primary economic environment should be the USD.

●	Going concern – As disclosed in Note 1 to the consolidated financial statements.

●	Deferred income taxes - judgments are made by management to determine the likelihood of whether deferred income tax assets at the end of the reporting period will be realized from future taxable earnings. To the extent that assumptions regarding future profitability change, there can be an increase or decrease in the amounts recognized in respect of deferred tax assets as well as the amounts recognized in profit or loss in the period in which the change occurs.

F-11

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2024 and 2023

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Impairment of long-lived assets

The carrying amounts of the Company’s non-financial assets, other than deferred tax assets if any, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit” or “CGU”). The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

If there is an indication that a corporate asset may be impaired, then the recoverable amount is determined for the CGU to which the corporate asset belongs. An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss.

Impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists.

An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization if no impairment loss had been recognized. A reversal of an impairment loss is recognized immediately in profit or loss.

(b)	Intangible assets

i)	Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss when incurred.

Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company has the intention and sufficient resources to complete development and to use or sell the asset. The expenditure capitalized in respect of development activities includes the cost of materials, direct labor and overhead costs that are directly attributable to preparing the asset for its intended use, and capitalized borrowing costs. Other development expenditure is recognized in profit or loss as incurred.

F-12

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2024 and 2023

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(b)	Intangible assets (cont’d)

In subsequent periods, capitalized development expenditure is measured at cost less accumulated amortization and accumulated impairment losses.

ii)	Subsequent expenditure

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.

iii)	Amortization

Amortization is a systematic allocation of the amortizable amount of an intangible asset over its useful life. The amortizable amount is the cost of the asset less its estimated residual value. Amortization is recognized in profit or loss on a straight-line basis over the estimated useful lives of the intangible assets from the date they are available for use. See Note 8 for amortization rates and methods applied to each class of intangible assets. An annual review of the useful life of intangible assets is made by management and any changes in useful life are reflected prospectively.

Internally generated intangible assets are not systematically amortized as long as they are not available for use (i.e. they have not completed certifications and/or are in working condition for their intended use). Accordingly, these intangible assets, such as development costs, are tested for impairment at least once a year, until such date as they are available for use.

F-13

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2024 and 2023

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(c)	Inventory

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the first-in first-out (FIFO) principle, and includes expenditure incurred in acquiring the inventories and the costs incurred in bringing them to their existing location and condition. In the case of manufactured inventories and work in progress, cost includes an appropriate share of production overheads based on normal operating capacity. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completing and selling expenses.

(d)	Sales of Future Receipts

The Company accounts for Sales of future receipts in accordance with IFRS 9. Under IFRS 9 the seller should evaluate whether the proceeds received should be accounted for as debt or deferred income, depending on the circumstances of the agreement. The Company has chosen the debt method based on these circumstances. Sales of future receipts that are accounted for as debt are subject to the interest method.

(e)	Revenues

Revenue from the sale of goods, in the ordinary course of business, is measured consistently with IFRS15-revenue recognition criteria which identifies the contract, identifies performance obligations, determines the transaction price, allocates the transaction price, and recognizes revenue when the performance obligation is satisfied. The Company determines the fair value of the consideration received or receivable, net of returns, trade discounts and volume rebates. When the credit period is short and constitutes the accepted credit in the industry, the future consideration is not discounted.

Revenue is recognized when persuasive evidence exists (usually in the form of an executed sales agreement), that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. If it is probable that discounts will be granted and the amount can be measured reliably, then the discount is recognized as a reduction of revenue as the sales are recognized. A provision for returns and warranty repairs, if applicable, are based on historical ratios.

Transfers of risks and rewards vary depending on the individual terms of the contract of sale. Transfer usually occurs when the product is received at the customer’s warehouse, but for some international shipments transfer occurs upon loading the goods onto the relevant carrier.

(f)	Financial Instruments

Financial assets

On initial recognition, financial assets are recognized at fair value and are subsequently classified and measured at: (i) amortized cost; (ii) fair value through other comprehensive income (“FVOCI”); or (iii) fair value through profit or loss (“FVTPL”). The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. A financial asset is measured at fair value net of transaction costs that are directly attributable to its acquisition except for financial assets at FVTPL where transaction costs are expensed. All financial assets not classified and measured at amortized cost or FVOCI are measured at FVTPL. On initial recognition of an equity instrument that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive.

The classification determines the method by which the financial assets are carried on the balance sheet subsequent to inception and how changes in value are recorded. The Company has classified its cash, investment in securities and trade and other receivables at amortized cost.

F-14

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2024 and 2023

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(f)	Financial Instruments (cont’d)

Financial assets (cont’d)

Changes to financial assets measured at fair value are recognized in profit and loss as they arise (“FVPL”). Changes in financial assets recorded at amortized cost are recognized in profit and loss when the asset is derecognized or reclassified.

Impairment

An ‘expected credit loss’ impairment model applies which requires a loss allowance to be recognized based on expected credit losses. The estimated present value of future cash flows associated with the asset is determined and an impairment loss is recognized for the difference between this amount and the carrying amount as follows: the carrying amount of the asset is reduced to estimated present value of the future cash flows associated with the asset, discounted at the financial asset’s original effective interest rate, either directly or through the use of an allowance account and the resulting loss is recognized in profit or loss for the period.

In a subsequent period, if the amount of the impairment loss related to financial assets measured at amortized cost decreases, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Financial liabilities

All financial liabilities (including liabilities designated at FVTPL) are recognized initially on the date at which the Company becomes a party to the contractual provisions of the instrument. The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at FVTPL) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at FVTPL are recognized immediately in profit or loss.

The subsequent measurement of financial liabilities is determined based on their classification as follows:

(i) FVTPL – Derivative financial instruments entered into by the Company are classified as FVTPL.

(ii) Amortized cost – All other financial liabilities are classified as amortized cost using the effective interest method.

The Company has classified its loans to financial institutions, accounts payable and accrued liabilities, and long-term debt as other financial liabilities and carried on the balance sheet at amortized cost. Warrant liability and preferred share liabilities are all classified as FVTPL.

F-15

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2024 and 2023

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(g)	Loss per share

The Company presents basic and diluted loss per share data for its common shares. Basic loss per share is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period, adjusted for own shares held. Diluted loss per share is calculated by dividing the loss by the weighted average number of common shares outstanding assuming that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period. In the Company’s case, diluted loss per share is the same as basic loss per share, as the effect of outstanding share options and warrants on loss per share would be anti-dilutive. The weighted average number of shares was retroactively changed to reflect the 1-to-145 reverse stock split that occurred on September 25, 2020, the 1-to-100 reverse stock split that occurred on August 3, 2023, the 1-to-7 reverse stock split that occurred on December 4, 2023, the 1-to-18 reverse stock split that occurred on August 2, 2024 and the 1-to-10 reverse stock split that occurred on December 27, 2024.

(h)	Share-based payments

The stock option plan allows Company employees and consultants to acquire shares of the Company. The fair value of options granted is recognized as a share-based payment expense with a corresponding increase in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee. Consideration paid on the exercise of stock options is credited to share capital and the fair value of the option is reclassified from share-based payment reserve to share capital.

In situations where equity instruments are issued to non-employees and some or all of the services received by the entity as consideration cannot be specifically identified, they are all measured at the fair value of the share-based payment, otherwise, share-based payments are measured at the fair value of the services received.

The fair value is measured at the grant date at each tranche is recognized over the period during which the options vest. The fair value of the options granted is measured using the Black-Scholes option-pricing model taking into account the terms and conditions upon which the options were granted. At each reporting date, the amount recognized as an expense is adjusted to reflect the number of stock options that are expected to vest.

(i)	Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive), as a result of past events, and it is probable that an outflow of resources that can be reliably estimated will be required to settle the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the reporting date, taking into account the risks and uncertainties surrounding the obligation. Where the effect is material, the provision is discounted to net present value using an appropriate current market-based pre-tax discount rate and the unwinding of the discount is included in profit or loss as interest expense from discounting obligations.

F-16

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2024 and 2023

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(j)	Income taxes

Current tax is the expected tax payable or receivable on the taxable income or loss for the year using tax rates enacted or substantially enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable operations, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax assets and liabilities, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously. A deferred tax asset is recognized for unused tax losses, tax credits, and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(k)	Leases

The Company accounts for lease contracts in accordance with IFRS 16, Leases. At the inception of a contract, the Company assesses whether a contract is, or contains a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company recognizes a right-of-use asset and a lease liability at the commencement date of the lease. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset, less any lease incentives received. The right-of-use asset is subsequently depreciated using the straight- line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease tern. In addition, the right-of-use assets are adjusted for impairment losses, if any. The estimated useful lives and recoverable amounts of right-of-use assets are determined on the same basis as those of property and equipment.

F-17

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2024 and 2023

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(k)	Leases (cont’d)

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease, or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. The lease liability is subsequently measured at amortized cost using the effective interest method. The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases and leases for which the underlying asset is of low value.

The Company recognizes the lease payments associated with these leases as an expense: on a straight-line basis over the lease term.

(l)	Equipment

Property, plant and equipment that qualifies for recognition as an asset shall be measured at its cost. The depreciable amount of an asset is determined after deducting its residual value. Depreciation of property, plant, and equipment is based on the straight-line method over the useful life of the asset. The depreciation charge for each period shall be recognized in profit or loss.

(m)	Investment in securities

Investments in securities of a private corporation with in a non-controlling interest entity is initially recorded according to IFRS 9-recognizing and measuring as a financial asset at their fair value with gains and losses are recognized entirely in profit or loss.

(n)	Future accounting pronouncements

Listed below are the standards, amendments and interpretations that the Company reasonably expected to be applicable at a future date, and intends to adopt when they become effective. The Company is currently considering the impact of adopting these standards, amendments and interpretations on its consolidated financial statements and cannot reasonably estimate the effect at this time.

IFRS 18 includes requirements for all entities applying IFRS for the presentation and disclosure of information in financial statements. Applicable to annual reporting periods beginning on or after 1 January 2027.

IFRS 19- Subsidiaries without Public Accountability: Disclosures specifies the disclosure requirements an eligible subsidiary is permitted to apply instead of the disclosure requirements in other IFRS Accounting Standards. Applicable to annual reporting periods beginning on or after 1 January 2027

Amendments IFRS 9 and IFRS 7 regarding the classification and measurement of financial instruments. he amendments address matters identified during the post-implementation review of the classification and measurement requirements of IFRS 9 Financial Instruments. Annual reporting periods beginning on or after 1 January 2026

F-18

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2024 and 2023

3.	SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(n)	Future accounting pronouncements (cont’d)

Annual Improvements to IFRS Accounting Standards. The pronouncement comprises the following amendments:

●	IFRS 7: Gain or loss on derecognition
●	IFRS 7: Disclosure of deferred difference between fair value and transaction price
●	IFRS 7: Introduction and credit risk disclosures
●	IFRS 9: Lessee derecognition of lease liabilities
●	IFRS 9: Transaction price
●	IFRS 10: Determination of a ‘de facto agent’
●	IAS 7: Cost method

Annual reporting periods beginning on or after 1 January 2026

F-19

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2024 and 2023

4.	TRADE AND OTHER RECEIVABLES

	December 31, 2024	December 31, 2023
Trade receivables	$1,114,153	$879,509
Allowance for doubtful accounts	(36,973)	-
Sales taxes receivable	327,000	301,748
Total	$1,404,180	$1,181,257

Provisions on Trade Receivables

In accordance with policy to use the expected credit loss model, the Company utilizes the expedited method where trade receivables are provided for based on their aging, as well as providing for specified balances deemed non-collectible. In the year ended December 31, 2024, the Company concluded that a bad debt provision of $36,973 (2023-$NIL) was needed.

Factoring Arrangements and Liens

Signifi Mobile Inc. (“Signifi”) had a factoring agreement on its trade receivables effective April 2023, whereby invoices are fully assigned to a funding entity in return for 80%-85% of the total sale to be paid to Signifi by the funding entity in advance. The remaining 15-20% is paid to Signifi when the funding entity receives payment from the customer. Signifi incurs a financing charge of 1.8% for the first 30 days, then 0.5% every 10 days thereafter. This loan is collateralized by the North American receivables, inventory and equipment.

The 80-85% received upfront remained as a liability from Signifi to the funding entity until final settlement, however, all such balances are fully insured in case of non-payment. As Signifi retains the risks associated with the receivables, the amounts are presented at gross in accordance with IFRS, trade receivables are presented at the gross amount of the receivable and the underlying liability for amounts advanced are recorded separately as a loans to financial institutions. As at December 31, 2024, the total amount expended by the funding entity was $737,158 (December 31, 2023 - $89,298)

F-20

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2024 and 2023

5.	INVENTORY

	December 31, 2024	December 31, 2023
Finished products	$3,734,922	$4,624,471
Impairment of finished products	(196,157)	(1,434,827)
Accessories and spare parts	438,287	829,860
Impairment of accessories and spare parts	(34,156)	(474,985)
Total	$3,942,896	$3,544,519

Refer to Note 14 for total inventories expensed as cost of sales during the years ended December 31, 2024, 2023 and 2022.

As of December 31, 2024 the inventory excludes items that were written off at 100%.

During the year ended December 31, 2022, the Company had a flood in one of its premises resulting in damage to some of the inventory. The Company wrote off $519,764 of inventory due to the flood in 2022. In 2023, the Company had sent all of the inventory written off to the Company’s insurance company from detailed valuation of each piece of inventory. Based on the insurance company’s analysis, which included opening carton, boxes and testing the electronic devices, the insurer determined that only $65,128 of the inventory sent to them was unsalvageable and that the balance of $454,636 was inventory in pristine condition and was readily saleable. The Company added back this salvageable inventory back into the warehouse and integrated it in with all the other merchandise in the warehouse. There have not been any higher rates of returns resulting from the salvaged inventory. The Company also received cash for the damaged inventory in the amount of $380,077.

Provision on inventory

Management is presently reviewing the inventory for impairment on an annual basis. During the year, the Company also wrote off $230,312 (2023 - $NIL) in inventory.

Liens

As a result of the factoring agreement in Note 4 above, the Company has provided the North American inventory as collateral for the outstanding balance. As at December 31, 2024 the inventory owed by the North American entities amounts to $2,661,569 (December 31, 2023 - $2,473,721).

6.	INVESTMENT IN SECURITIES

On June 28, 2024, the Company made a minority investment in Canadian Towers & Fiber Optics Inc. (“Canadian Towers”), a developer of fiber optic systems for the telecommunications sector, for the total amount of $1,000,000. On August 29,2024, the Company made an additional minority investment in Canadian Towers for the total amount of $300,000. Canadian Towers is focused on tower development and operating its 700+km fiber network in the attractive wireless market of Mexico. The total investment resulted in the Company acquiring 1,229,795 shares equating to 2.66% of Canadian Towers. The investment was initially recognized at cost. The Company assessed the investment for impairment in accordance with IFRS 9 and determined that a full impairment was necessary due to the following factors:

●	Audited financial statements for 2023 were not available at the time of the assessment.
●	The most recent available financial information (2022 draft reports) indicated negative working capital and accumulated losses, which were considered in the impairment analysis.
●	There is no observable market data to reliably determine fair value, and the investment’s ability to generate future economic benefits remains uncertain.

As a result, the full carrying amount of $1,300,000 has been written off.

7.	RIGHT OF USE ASSETS, NET

	December 31, 2024	December 31, 2023
Opening balance	$630,793	$887,137
Additions in the year	288,753	42,393
Foreign exchange	16,064	18,555
Amortization in the year	(353,125)	(317,292)
Closing balance	$582,485	$630,793

Allocation of the right of use assets is as follows:

	December 31, 2024	December 31, 2023
Office lease	$486,544	$518,787
Car leases	95,941	112,006
	$582,485	$630,793

F-21

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2024 and 2023

8.	INTANGIBLE ASSETS, NET

	Development Costs	E-Wave License	Clear RF Patent + Supplier relationship	Total
Cost:
Balance at December 31, 2022	$16,709,798	$1,321,257	$522,637	$18,553,692
Additions	2,271,000	-	-	2,271,000
Balance at December 31, 2023	$18,980,858	$1,321,257	$522,637	$20,824,752
Additions	2,004,087	-	-	2,004,087
Balance at December 31, 2024	$20,984,945	$1,321,257	$522,637	$22,828,839

Accumulated Amortization:
Balance at December 31, 2022	$9,722,267	$1,321,257	$522,637	$11,566,161
Additions	1,401,861	-	-	1,401,861
Balance at December 31, 2023	$11,124,128	$1,321,257	$522,637	$12,968,022
Additions	1,295,953	-	-	1,295,953
Impairment in value	279,828	-	-	279,828
Balance at December 31, 2024	$12,699,909	$1,321,257	$522,637	$14,543,803

Net Book Value:	8,285,036	-	-	8,285,036

Balance at December 31, 2023	$7,856,730	$-	$-	$7,856,730
Balance at December 31, 2024	$8,285,036	$-	$-	$8,285,036

Development Costs

Development costs are internally generated and are capitalized in accordance with the IAS 38, Intangible Assets. On an annual basis, the Company assesses capitalized development costs for indicators of impairment or when facts or circumstances suggest the carrying amount may exceed its recoverable amount.

The Company engaged a third-party evaluator to determine the recoverable amount of the intangible assets at both December 31, 2024 and at December 31, 2023 based on the replacement cost method for costs related to devices under development and the royalty relief method for the devices for sales. The royalty relief method used an estimated royalty rate of 10.75% in both 2024 and 2023 and WACC of 22% in 2024 (2023-21.0%). Based on the results of their valuation, management determined that on December 31, 2024, one of the intangible assets fair value was $279,828 lower than its net book value as of the valuation date and was therefore impaired by $279,828. At December 31, 2023, management determined that the recoverable amount was equal to, or in excess of the carrying amount, and no impairment was recorded. The Company amortizes the capitalized development costs over a 4 year period from the date of completion of development.

During the twelve months ended December 31, 2024 the Company incurred $625,023 (December 31, 2023 -$578,356) in product development costs which did not satisfy the criteria for capitalization and were recorded in profit and loss.

F-22

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2024 and 2023

9.	LOANS FROM FINANCIAL INSTITUTIONS

	Factoring loan	PO Financing Loan	Jan 29, 2024 Loan	April 30, 2024 Loan	September 4, 2024 Loan	December 2, 2024 Ballon Loan	December 2, 2024 Monthly Loan	Total
Opening Balance January 1, 2023	-		-					-
Change in factoring for the period	89,298							89,298
New loan advances								-
Loan repayments								-
Closing Balance December 31, 2023	89,298		-					89,298

Opening Balance January 1, 2024	89,298		-					89,298
Change in factoring for the period	647,860							647,860
New loan advances		920,041	200,000	125,000	200,000	100,000	50,000	1,595,041
Loan repayments			(258,440)	(133,599)			(6,866)	(398,905)
Interest included in repayments			58,440	39,519			3,113	101,072
Accrued interest expense					38,432	4,492		42,924
Closing Balance December 31, 2024	737,158	920,041	-	30,920	200,000	100,000	46,247	2,077,290

(a)

On January 29, 2024, the Company entered into a securities purchase agreement (the “January Purchase Agreement”) with an institutional investor pursuant to which the Company issued an unsecured promissory note in the principal amount of $230,750, with a stated maturity date of November 15, 2024. The gross proceeds to the Company from the exercise totaled approximately $195,000, prior to deducting legal and diligence expenses and agent fees/expenses. The Note’s interest of 5.48% monthly and outstanding principal shall be paid in ten consecutive monthly payments, each in the amount of $25,844 (a total payback of $258,440) commencing on February 15, 2024. The loan was fully repaid prior to the year end.

On April 30, 2024, the Company entered into a securities purchase agreement with an institutional investor where the Company issued an unsecured promissory note in the principal amount of $150,150, with a stated maturity date of February 28, 2025. The Note’s interest of 5.79% monthly and outstanding principal shall be paid in ten consecutive monthly payments commencing on May 30, 2024, each in the amount of $ $16,817 (a total payback of combined principal and interest in the amount of $168,169). The outstanding balance of the note at December 31, 2024 was $30,920.

On September 4, 2024, the Company entered into a securities purchase agreement with an institutional investor where the Company issued an unsecured promissory note in the principal amount of $200,000, with a stated maturity date of June 28, 2025. The Note’s interest of 4.49% monthly and outstanding principal shall be paid in one payment of $175,542 on February 28, 2025 and then consecutive monthly payments commencing on March 28, 2025 for 4 consecutive months of $23,630.78 per month (a total payback of combined principal and interest in the amount of $270,065). The balance of this promissory note as of December 31, 2024 was $238,432 including accrued interest of $38,432.

(b)	On December 2, 2024, the Company entered into a securities purchase agreement with an institutional investor where the Company issued an unsecured promissory note in the principal amount of $100,000, with a stated maturity date of September 30, 2025. The Note’s interest of 4.49% monthly and outstanding principal shall be paid in one payment of $87,771.42 on May 30, 2025 and then consecutive monthly payments commencing on June 30, 2025 for 4 consecutive months of $11,815.39 per month (a total payback of combined principal and interest in the amount of $135,033. The balance of this promissory note as of December 31, 2024 was $104,492 including accrued interest of $4,492.

(c)	On December 2, 2024. the Company entered into a securities purchase agreement with an institutional investor where the Company issued an unsecured promissory note in the principal amount of $50,000, with a stated maturity date of September 30, 2025. The Note’s interest of 6.22% monthly and outstanding principal shall be paid in ten consecutive monthly payments commencing on December 30, 2024, each in the amount of $ $6,865.60 for a total payback of combined principal and interest in the amount of $68,656.00. The balance of this promissory note as of December 31, 2024 was $46,246 including accrued interest of $3,112.

(d)	The Company also has a purchase order financing line of credit in the amount of $2,000,000. This line of credit is used to allow the Company to issue, through this financial institution, a letter of credit to their foreign contract manufacturers to finance product manufacturing. As of December 31, 2024, the outstanding balance of letters of credit outstanding is $NIL with a set-up fee in a sum equal to 2.00% monthly of the aggregate of face amounts of all letters of credit. Since this is a contingent liability until the production is completed, this is only included as commitment and contingencies and is not recorded as a liability on the balance sheet at December 31, 2024. The outstanding balance of letters of credit that have been funded and are still outstanding at December 31, 2024 is $920,041 and are included in the loans to financial institutions liability at December 31, 2024 (2023-NIL). The PO financing loans are guaranteed by both the CEO and CFO of the Company.

(e)	Factoring agreement (See Note 4)

F-23

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2024 and 2023

10.	SALES OF FUTURE RECEIPTS

	2024	2023
Sale of Future Receipts payable
Opening Balance January	$1,467,899	$-
Payment received in the year	$1,478,776	$1,437,142
repayments in receipts in the year	$(3,564,283)	$(532,285)
Interest expense for the year	$2,306,044	$563,042
Closing Balance December 31	$1,688,435	$1,467,899

During the years ended December 31, 2024 and 2023, the Company entered into multiple agreements for the sale of future receipts with the same purchaser. Under the terms of these agreements, the Company received advances in exchange for a percentage of its future revenues, with specified repayment terms and interest rates, as follows:

(a) On October 11, 2023, the Company entered into an agreement to sell future receipts in the amount of $1,152,000. The Company received net proceeds of $760,000 after transaction fees. The advance was repayable in weekly installments of $41,143 over 28 weeks, accruing interest at a rate of 3.1% per week. In December 2023, the remaining balance under this agreement was rolled into a new agreement.

(b) On December 6, 2023, the Company entered into a new agreement to sell future receipts in the amount of $2,268,000, which included the outstanding balance of the October 2023 agreement. The Company received net proceeds of $677,142 after transaction fees. The advance was repayable in weekly installments of $81,000 over 28 weeks, accruing interest at a rate of 3.1% per week. As of December 31, 2023, the outstanding principal balance was $1,435,999 and accrued interest was $31,900.

(c) On January 31, 2024, the Company entered into an agreement to sell future receipts in the amount of $489,331. The Company received net proceeds of $323,632 after transaction fees. The advance was repayable in weekly installments of $17,476 over 28 weeks, accruing interest at a rate of 3.1% per week. This agreement was fully repaid as of September 30, 2024.

(d) On March 26, 2024, the Company entered into an agreement to sell future receipts in the amount of $2,920,000, which included the rollover of the remaining balance of the December 2023 agreement. The Company received net proceeds of $401,143 after transaction fees. The advance was repayable in weekly installments of $100,690 over 28 weeks, accruing interest at a rate of 3.2% per week. As of September 30, 2024, the outstanding principal balance was $996,048, including accrued interest.

(e) On October 16, 2024, the Company entered into an agreement to sell future receipts in the amount of $1,920,050, which included the rollover of the remaining balance of the March 2024 agreement. The total repayment amount was $2,803,273, payable in weekly installments of $50,000 for 10 weeks followed by $104,694 for 22 weeks, accruing interest at a rate of 3.2% per week. As of December 31, 2024, the outstanding principal balance was $1,688,435.

Each agreement is collateralized by 15% of the Company’s future revenues until repayment in full and secured by a security interest in the Company’s present and future accounts receivable.

F-24

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2024 and 2023

11.	LEASE OBLIGATIONS

	December 31, 2024	December 31, 2023
Opening balance	$640,307	$939,005
Additions in the year	288,753	42,393
Interest expense	29,460	16,637
Foreign exchange	-	(31,643)
Lease payments	(323,781)	(326,041)
	634,739	640,307
Due within one year	(296,366)	(254,668)
Ending balance	$338,373	$385,639

Future minimum lease payments are as follows:

	December 31, 2024	December 31, 2023
Year 1	$301,647	$254,668
Year 2	157,194	194,261
Year 3	175,898	191,378
Year 4 and thereafter	-	-
Total lease obligation	$634,739	$640,307
Less finance expenses	-	-
Lease Obligations	$634,739	$640,307

The Company has a long-term deposit of $181,584 held by the Company’s bank to guarantee a portion of the office lease located in Israel.

F-25

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2024 and 2023

12.	WARRANT LIABILITY AND PREFERRED SHARES

(a)	Warrant Liability

The warrants are determined to be a liability based on the following:

Based on the terms of the warrants outstanding, the Holder may elect to receive common shares for the warrants exercised in lieu of a cash payment for such exercise. The cashless exercise provision takes into consideration the market price of the Company’s stock at the time of the election and the exercise price of the warrant. If the Holder chooses the cashless exercise option, the Company will deliver a variable number of shares, since the number of shares will vary depending on the share price. As the Company will issue a variable number of shares under the cashless exercise option this would result in the settlement failing to meet the ‘fixed for fixed’ requirement in paragraph 16(b)(ii) of IAS 32, as such these warrants are classified as a financial liability.

The pre-funded warrants on the date of any issuances, before any reverse stock splits, has both a $0.01 exercise price and a cashless exercise resulting in these prefunded warrants not meeting the fixed for fixed’ as such, are classified as a financial liability.

The balance of the warrant liability is as follows:

	Warrants January 11, 2022		Pre-funded warrants October 31, 2023		Regular warrants April 9, 2024		Prefunded warrants (May 10 2024)		Regular warrants (June 5 2024)		Prefunded warrants (June 28 2024)		Prefunded warrants (August 15 2024)		Total
	# of Units	Amount	# of Units	Amount	# of Units	Amount	# of Units	Amount	# of Units	Amount	# of Units	Amount	# of Units	Amount	# of Units	Amount
Balance, Dec 31, 2023	80	$3,158	206	153,275	0	0	0	0	0	0	0	0	0	0	286	156,433

Issuance of warrants					656	104,871	16,705	3,969,929	3,733	626,482	56,026	5,999,999	227,294	3,977,269	304,414	14,678,550
Exercise of pre-funded warrants															-	-
Exercise of warrants April 11, 2024			(150)	(85,320)											(150)	(85,320)
Exercise of Warrants May10-29							(16,705)	(6,445,594)							(16,705)	(6,445,594)
Extinguishment of warrant liability (June 5, 2024)					(656)	(312,983)									(656)	(312,983)
Exercise of Warrants July 1-26, 2024											(56,026)	(5,583,735)			(56,026)	(5,583,735)
Extinguishment of warrant liability July 11, 2024									(3,733)	(1,602,021)					(3,733)	(1,602,021)
Exercise of Warrants August 15-Sep 10, 2024													(227,294)	(3,724,084)	(227,294)	(3,724,084)
															-	-
Change in fair value		(3,158)		(67,855)		82,361		(1,372,403)		975,539		(416,264)		(1,685,514)	-	(2,487,294)
Extinguishment of warrant liability															-	-
Day 1 loss						125,751		3,848,068						1,432,329	-	5,406,148
Balance, December 31, 2024	80	$-	56	100	-	-	-	-	-	-	-	-	-	-	136	100

(b)	Preferred Share Liability

The preferred shares are classified as a liability due to the following:

In applying the guidance under IAS 32.16(b)(i), management needs to ascertain if there is a contractual obligation to deliver a variable number of shares to the Holder. If the Holder exercises the conversion option, the Company is required to deliver common shares based on the conversion price that also takes into consideration the Company’s stock price on certain trading days immediately prior to the date of such exercise. As the conversion price would result in the Company issuing variable number of equity instruments upon the exercise of the conversion option, the Preferred Stock fails to meet the criteria requirement in paragraph 16(b)(i) of IAS 32, as such, these Preferred Stock are classified as a financial liability.

The balance of the Preferred Share Liability is as follows:

		Pref share
Class C Preferred Share Activity	# of Units	Liability $
Opening Balance January 1, 2024	-	-
Issuances for the period	2,073	2,438,825
Converted into common shares	(811)	(954,118)
Redemptions	(353)	(415,294)
Closing Balance December 31, 2024	909	$1,069,413

Refer to Note 13 Share Capital and Note 27 Subsequent Events for class C preferred share activity after December 31, 2024 and until the date of this report.

F-26

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2024 and 2023

13.	SHARE CAPITAL

Transactions in the year

a)	On April 9, 2024, The Company raised capital including the issuances of 156 common shares, 290 Class C preferred stock and 656 warrants with a strike price of $572.40 subject to certain adjustments and a cashless exercise provision. Net proceeds before transaction fess was $260,000. The warrants meet the definition of a derivative financial liability. The gross proceeds are allocated to the fair value of the Preferred stock and warrant liability, with the residual allocated to the common shares and recognized as equity. The warrant valuation as of the date of issuance was $230,622 with a carrying cost of $104,865, resulting in a day one loss of $125,757.

The fair value of the 290 Class C preferred shares is $341,176 with a carting amount of $155,129 resulting in Day one loss of $186,047. The residual value allocated to the common shares was NIL

b)	On April 12, 2024, 150 prefunded warrants issued in October 2023 were exercised into 150 common shares of the Company. The Company credited $87,210 to share capital based on the fair value of the Class C preferred share exercised plus proceeds received from the exercise of $1,890.

c)	On April 17, 2024 as part of the “2nd April Class C raise”, the Company issued 156 common shares and 290 Class C preferred shares for net proceeds before transaction costs of $250,000. The fair value of the 290 Class C preferred shares is $341,176. The carrying amount of the preferred shares is $250,000, resulting in a Day 1 loss of $91,176 recognized in the profit and loss. As the fair value of the preferred shares received exceeded the carrying amount, the residual value of these common shares was Nil.

d)	On May 10, 2024, due to a capital raise, these 656 warrants at $572.40 (in (a) above) were repriced due to the anti-dilution clause resulting to 3,594 warrants at $104.40. On June 5, 2024, due to another capital raise, these 3,594 warrants had a fair value of $312,983 which meant a change in fair value of $82,361 was recognized., and a loss on extinguishment of this warrant liability of $601,163.

e)	On May 10, 2024, the Company issued 16,705 pre-funded warrants at $232.20 per share with no expiration date. The warrants are exercisable into one common share at an exercise price of $1.80, subject to the adjustments. These warrants contain a cashless exercise option. These warrants meet the definition of a derivative financial liability and are a liability recognized at fair value.

The fair value of these warrants as of the date of issuance was determined to be $466.76 per warrant which is a fair value of $7,797,235. There is a day 1 loss related to the difference in the transaction price and the fair value of the warrant liability on initial measurement. The total day 1 loss on the warrant liability is equal to $3,827,306 since total proceeds was $3,969,929.

During Q2 2024, these 16,705 prefunded warrants were all exercised at $1.80 for gross proceeds of $30,069 which was credited to share capital. This exercise also resulted in crediting the share capital for $6,445,594 and a change in fair value gain of $1,372,403.

F-27

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2024 and 2023

13.	SHARE CAPITAL (cont’d)

Transactions in the year (cont’d)

f)	On May 21, 2024 the Company issued 79 common shares to a supplier in lieu of payment valued at $34,286.

g)	On June 5, 2024, as part of the “June Class C preferred share raise” the Company received net proceeds before transaction costs of $105,000 and the Company issued to the investor 844 common shares (with a fair value of $253,838), 118 Class C preferred shares (with a fair value of $138,624), extinguished 3,594 warrants with a fair value of $312,983 and issued 3,733 warrants that are each exercisable at $572.40 into one common share (with a fair value of $626,48), expiring with five years from the issuance date. These warrants include a cashless exercise provision and anti-dilution provisions. As the Company will issue a variable number of shares under the cashless exercise option this would result in the settlement failing to meet the ‘fixed for fixed’ requirement in paragraph 16(b)(ii) of IAS 32, as such these warrants were classified as a financial liability. The loss on extinguishment of this warrant liability of $601,163 calculated as follows:

Calculation of loss on extinguishment:
New cash proceeds	$105,000
Carrying amount of the extinguished warrant liability	$312,983
Consideration Received	$417,983

Consideration Given
New warrant liability (672,000; exercise price of $3.18)	$626,482
Preferred share liability (118 shares)	$138,824
Common shares (152,000 @ $1.67 per share)	$253,840
Consideration Given	$1,019,146

Loss on extinguishment	$601,163

The fair value of these warrants at the date of issuance is $626,482. Due to the capital raise on June 28, 2024 the anti-dilution clause resulted in a change in fair value of these warrants to $1,942,867, and the change in fair value loss is $1,316,385.

h)	On June 5, 2024 the Company issued 156 common shares and 256 shares of preferred stock to an institutional investor, the “second June Class C raise” for net proceeds before transaction costs of $220,000 (the carrying amount of the Class C preferred shares). The fair value of the 256 Class C preferred shares was $301,176 resulting in a Day 1 loss of $81,176. Residual allocation to common shares was $Nil.

i)	On June 28, 2024, the Company issued 2,411 common share and 56,026 pre-funded warrants that are each exercisable into one common share at $1.80 per warrant, with no expiry for gross proceeds of $5,999,999 before transaction costs. These warrants include a cashless exercise provision. As the warrants meet all of the noted characteristics, they meet the definition of a derivative. Therefore, in determining whether the instrument is to be classified as equity or financial liability, management will apply the guidance under IAS 32.16(b)(ii). As the Company will issue a variable number of shares under the cashless exercise option this would result in the settlement failing to meet the ‘fixed’ requirement in paragraph 16(b)(i) of IAS 32, as such these warrants were classified as a financial liability.

The pre-funded warrants fair value has been calculated based on the intrinsic fair value of the warrant. The share price on June 28, 2024 was $144.00 per share and therefore the fair value per warrant was determined to be $142.20 per warrant, which is a total fair value on date of issuance of $7,797,063. There is a day 1 loss related to the difference in the transaction price of $5,999,999 and the fair value of the warrant liability on initial measurement of $7,797,063 for a day 1 loss is equal to $1,797,064 recognized immediately.

F-28

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2024 and 2023

13.	SHARE CAPITAL (cont’d)

Transactions in the year (cont’d)

j)	On July 18, 2024, the Company redeemed all of the outstanding warrants from both the “April Class C preferred share raise” ((b) above) and the “June Class C preferred share raise” ((g) above) in exchange for 293 Class C preferred shares. The fair value of these warrants at June 30, 2024 was $1,942,867 and as of July 11, 2024 the change in fair value decrease was $340,846 for a fair value as of July 11, 2024 of $1,602,021. The fair value of the 293 Class C preferred shares offered in exchange was $344,706 resulting in a gain on extinguishment of $1,257,315.

k)	On August 15, 2024, the Company entered into a capital raise issuing 8,000 common shares and 227,294 pre-funded warrants. The total gross proceeds from the issuance of the prefunded warrants and common shares amounted to $3,977,269. In addition, the Company incurred $419,941 in expenses related to the transaction including legal expenses and placement fees that were expensed in the period and included in transaction costs in the period incurred.

The pre-funded warrants’ fair value has been calculated based on the intrinsic fair value of the warrant. The share price on August 15, 2024 was $24.00 per share and therefore the fair value per warrant was determined to be $23.90 per warrant for a total warrant liability of $5,543,327.

The pre-funded warrants are a derivative liability subsequently measured at fair value through profit or loss and therefore the transaction costs are expensed.

There is a day 1 loss of $1,566,058 related to the difference in the transaction price of $3,977,269 and the fair value of the warrant liability of $5,543,327 on initial measurement is fully allocated to the warrant liability.

The fair value of the pre-funded warrant liability is based on a valuation technique which is equal to the market price of the underlying share less the $0.10 strike price. Therefore, the warrant’s fair value is evidenced based on a valuation technique using data from observable markets. IFRS 9.B5.1.2A is met and therefore the difference between the fair value and the transaction price is recognized immediately as a day one loss.

The common shares were recorded at the residual amount which amounted to $nil as the fair value of the pre-funded warrants exceeds the proceeds of $3,977,269.

(l)	The 227,294 prefunded warrants from August 15, 2004 capital raise were all exercised for 227,294 common shares of the Company from August 15, 2024 until September 10, 2024 for gross proceeds of $22,729.40. The gain results from the difference between the value of the proceeds at the date of exercises of $3,724,084 and the fair value of these warrants on August 15, 2024 of 3,977,268. Total amount credited to share capital for the issuance of these 2,272,940 common shares was $3,746,813.40 which consists of the fair value of the common shares on their dates of issuance of $3,724,084 plus the proceeds received on exercise of $22,729.40.

(m)	On October 11, 2024, an investor provided Notice to the Company to convert 52 Class C preferred shares into 8,666.70 common shares of the Company. The Company included in share capital the fair value of these 52 class C preferred shares at its original date of issuance of $61,176. There was no gain or loss recorded in the records of the Company for this transaction.

(n)	On October 21, 2024, multiple investors provided Notice to the Company to convert 345 Class C preferred shares into 59,997 common shares of the Company. The Company included in share capital the fair value of these 345 class C preferred shares at its conversion date of issuance of $405,882. There was no gain or loss recorded in the records of the Company for this transaction.

(o)	On October 22, 2024, multiple investors provided Notice to the Company to convert 86 Class C preferred shares into 15,033 common shares of the Company. The Company included in share capital the fair value of these 86 class C preferred shares at its conversion date of $101,176. There was no gain or loss recorded in the records of the Company for this transaction.

F-29

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2024 and 2023

13.	SHARE CAPITAL (cont’d)

Transactions in the year (cont’d)

(p)	On October 23, 2024, the Company signed an agreement with one of its investors to issue 126 Class C preferred shares to an investor as a penalty fee for agreeing to defer redemption of their Class C preferred shares as required according to their agreement. The Company treated this as a finance expense for the fair value of this instrument of $148,235 and included this item as a preferred share liability instrument in the financial statements.

(q)	On November 1, 2024, the Company issued 420 Class C preferred shares to a single investor as part of a capital raise. The investor was also issued 8,000 common shares as a commitment fee for this capital raise. Total proceeds received for this capital raise by the Company was $360,000 before legal fees of $4,000. As the fair value of the 420 Class C preferred shares was equal to $494,117, which resulted in a one time gain of $134,117. The common shares in this residual calculation are valued therefore at zero. This agreement provides that in the event that the Company raises more than $250,000 from an equity line of credit, the Company will be required to redeem 20% of the amount of the equity line of credit invested by investors.

(r)	On November 15, 2024, the Company completed a registered offering for an equity line of credit with one investor. The offering is up to $7,000,000 which would represent approximately 538,462 Common Shares. The Company can issue put notices for the investor to purchase common shares to the maximum amount registered, not to exceed the investor owing more than 4.99% of the Company at any time. The price paid by the investor for these shares is the lessor of a) the stock price on the day before the put notice is issued and b) the lowest closing stock price in the three day period following the put notice.

From November 15, 2024 to December 31, 2024 the Company exercised a total of 335,600 common shares and received total net proceeds of $1,964,497.

A commitment fee of 210 Class C preferred share was given to the investor with a fair value of these preferred shares at an 85% discount to their stated value. The stated value of the 210 Class C preferred shares is $210,000 and the fair value at a 15% discount is $247,059. The Company reflected the commitment fee as an expense in Interest expense in the consolidated statements of operations based on the fair value on the issuance date.

On November 15, 2024, the investor converted the 210 Class C preferred shares into 20,267 common shares resulting in an increase in share capital of $247,059 with no gain or loss on conversion.

(s)	On December 12, 2024, one of its investors converted118 Class C preferred shares into 24,583 common shares of the Company. The Company credited $138,824 to share capital. There was no gain or loss on the transaction.

(t)	On December 30, 2024, the Company signed an agreement with one of its investors to issue 70 Class C preferred shares to an investor as a penalty fee for agreeing to defer redemption of their Class C preferred shares as required according to their agreement. The Company treated this as a finance expense for the fair value of this instrument of $82,353 and included this item as a preferred share liability instrument in the financial statements.

Capital transactions subsequent to the year ended see Subsequent Events Note 27

F-30

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2024 and 2023

13.	SHARE CAPITAL (cont’d)

Transactions for the year ended December 31, 2023 are as follows:

On January 19, 2023, Siyata entered into warrant exercise agreements with fourteen existing accredited investors to exercise certain outstanding warrants to purchase up to an aggregate of 143.2 of the Company’s common shares. In consideration for the immediate exercise of the outstanding warrants for cash, the Company agreed to reduce the exercise price from $28,980 to $25,200 per share and issue new unregistered warrants to purchase up to an aggregate of 143.2 common shares with an exercise price of $25,200 per share. The gross proceeds to the Company from the exercise totaled approximately $3,608,571, prior to deducting warrant inducement agent fees and offering expenses. The new warrants are exercisable immediately upon issuance at an exercise price of $25,200 per share and have a term of exercise equal to five years. In connection with the exercise, the Company will be required pursuant to the terms of 23.7 of its remaining unexercised common share purchase warrants, to reduce the exercise price of such warrants from $28,890 to $25,200.

The fair value of the 143.2 warrants issued at January 19, 2023 was $2,875,580 and was determined using the stock price of $23,940, with a 15% discount for lack of marketability. This method was used as the warrants contained an alternative cashless exercise feature.

F-31

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2024 and 2023

13.	SHARE CAPITAL (cont’d)

Transactions for the year ended December 31, 2023 (cont’d)

The fair value of the warrants on March 30, 2023 was $3,410,100 and was determined using the stock price on the date, as the warrants were cashless exercise at that date.

On March 30, 2023, the SEC accepted the registration statement of the Company to the effect that all of the 166.9 warrants outstanding at $25,200 become immediately a cashless exercise and their underlying shares become immediately tradeable. Therefore in the first week of April 2023, 135.8 warrants were exercised cashless in exchange for 135.8 common shares of the Company with 31.1 cashless warrants were exercised cashless in June 2023.

On June 28, 2023 the Company issued 397 at $5,670 per share for gross proceeds of $2,250,000 before offering expenses and other expenses included in share issuance costs.

On July 13, 2023, the Company issued 408.3 shares at $5,670 per share for gross proceeds of $2,315,250 before offering expenses and other expenses included in share issuance costs.

The Company closed an equity offering on October 31, 2023. at a price of $819.00 on 1,484.1 common shares for gross proceeds of $1,215,500 and for a purchase price of $806.40 per prefunded warrants on 420.6 pre-funded warrants to purchase common shares for gross proceeds of $339,200. Total offering gross proceeds received of $1,554,700 prior to share issuance costs. The Company allocated the gross proceeds firstly to the warrant liabilities, with the remainder to the common shares. Direct costs have been allocated based on the percentage allocation of the proceeds. The 420.6 pre-funded warrants is exercisable into one common share at an exercise price of $12.60. These prefunded warrants also contain a cashless exercise option. Cashless Exercise. If at the time of exercise hereof, there is no effective registration statement registering the Warrant Shares or the prospectus contained therein is not available for issuance of the Warrant Shares to the Holder, then this Warrant may be exercised, in whole or in part by means of a “cashless exercise”.

On November 1, 2023, 142.9 of the prefunded warrants were exercised. In lieu of the warrant holders paying the $12.60 to exercise the option of these warrants, the warrant holder chose the cashless exercise option and received 25.7 common shares.

On December 12, 2023, 72 prefunded warrants of the 277.8 owned by Lind Partners were exercised by paying $12.60 per warrant.

(b)	Common Shares

Authorized - Unlimited number of common shares without par value

As at December 31, 2024, the Company had 787,733 common shares issued and outstanding (December 31, 2023 – 3,169).

As of the date of issuance of these financial statements, the total outstanding common shares is 3,016,519.

On December 27, 2024 the Company consolidated (each a “Share”) its common shares on the basis of 10 pre-consolidation Shares for one (1) post-consolidation share. Share amounts have been retrospectively restated to reflect the post-consolidation number of shares.

On Augst 2, 2024 the Company consolidated (each a “Share”) its common shares on the basis of 18 pre-consolidation Shares for one (1) post-consolidation share. Share amounts have been retrospectively restated to reflect the post-consolidation number of shares.

F-32

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2024 and 2023

13.	SHARE CAPITAL (cont’d)

(b)	Common shares (cont’d)

On December 4, 2023 the Company consolidated (each a “Share”) its common shares on the basis of 7 pre-consolidation Shares for one (1) post-consolidation share. Share amounts have been retrospectively restated to reflect the post-consolidation number of shares.

On August 3, 2023 the Company consolidated (each a “Share”) its common shares on the basis of 100 pre-consolidation Shares for one (1) post-consolidation share. Share amounts have been retrospectively restated to reflect the post-consolidation number of shares.

On September 24, 2020, the Company consolidated (each a “Share”) its common shares on the basis of 145 pre-consolidation Shares for one (1) post-consolidation share. Share amounts have been retrospectively restated to reflect the post-consolidation number of shares.

(c)	Class C Preferred Shares

Authorized – 2,000 Class “C” preferred shares without par value,

Holders of Class C Preferred Shares are entitled to vote together with the holders of Common Shares on an as converted basis, 0% dividend, Stated Value of $1,000 per share, is convertible, at anytime and from time to time, into that number of shares of Common Shares determined by dividing the Stated Value of such Class C Preferred Share by the conversion price thereof. The conversion price is the lowest of $572.40 (subject to reverse split adjustments), or 85% of the average market price in the previous ten days. The company may redeem the Class C preferred shares at an exercise price of 1.25 and 1.35 times the stated value within 90 days and 90-180 days from issuance respectively. The fair value of the Class C preferred shares as of the dates of issuance was equal to an 85% discount on the stated value.

As at December 31, 2024, the Company had 909 Class “C” preferred shares issued and outstanding (December 31, 2023 – NIL).

As of the date of issuance of these financial statements, the total outstanding Class “C” preferred shares is 622. See Subsequent events for preferred share issuance and redemptions.

All the 909 Class C preferred shares issued and outstanding are treated as financial liabilities in the amount of $1,069,413 on the Balance Sheet at December 31, 2024.

F-33

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2024 and 2023

13.	SHARE CAPITAL (cont’d)

(c)	Class C Preferred Shares (cont’d)

(d)	Stock options

The Company has a shareholder-approved “rolling” stock option plan (the “Plan”) in compliance with Nasdaq policies. Under the Plan the maximum number of shares reserved for issuance may not exceed 15% of the total number of issued and outstanding common shares at the time of granting. The exercise price of each stock option shall not be less than the market price of the Company’s stock at the date of grant, less a discount of up to 25%. Options can have a maximum term of ten years and typically terminate 90 days following the termination of the optionee’s employment or engagement, except in the case of retirement or death. Vesting of options is at the discretion of the Board of Directors at the time the options are granted.

The exercise price of these stock options are so high that it is unlikely to expect these options to be exercised based on the Company current stock price.

A summary of the Company’s stock option activity is as follows:

Grant Date	Number of options outstanding	Number of options exercisable	Weighted Average Exercise Price	Expiry date	Remaining contractual life (years)

15-Nov-20	1	1	756,000.00	15-Nov-30	5.88
15-Nov-20	1	1	756,000.00	15-Nov-25	0.87
13-Apr-22	6	6	138,600.00	13-Apr-27	2.28
12-Jul-22	3	2	138,600.00	12-Jul-25	0.53
Total	11	10	$250,854.55		2.00

F-34

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2024 and 2023

13.	SHARE CAPITAL (cont’d)

(d)	Stock options (cont’d)

	Number of Stock	Weighted Average
	Options	Exercise Price
Outstanding options, Deember 31, 2022	13	$46,376.16
Expired/Cancelled	(1)	162,684.00
Outstanding options, December 31, 2023	12	$38,903.00
Expired/Cancelled	(1)	2,268.44
Outstanding options, December 31, 2024	11	$250,854.55

(e)	Restricted share units

The Company approved on February 14, 2022, the addition of the issuance of restricted share units to the existing executive stock option plan.

A summary of the Company’s restricted share unit activity during the year ended December 31, 2023 and the year ended December 31, 2024 is as follows:

Grant Date	Number of RSU’s outstanding	Number of RSU’s exercisable	Weighted Average Issue Price
9-Mar-22	17	17	129,780.00
13-Apr-22	7	7	138,600.00

Outstanding RSU, December 31, 2024	24	24	$132,352.50

F-35

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2024 and 2023

13.	SHARE CAPITAL (cont’d)

(e)	Restricted share units (cont’d)

	Number of RSU’s	Weighted Average Issue Price
Outstanding RSU, December 31, 2022	25	$132,325.20
Exercised/cancelled	(1)	(138,600.00)
Outstanding RSU, December 31, 2023	24	$132,352.50
Exercised/cancelled	-	-
Outstanding RSU, December 31, 2024	24	$132,352.50

(f)	Agents’ options

The exercise price of these agents’ options are so high that it is unlikely to expect these options to be exercised based on the Company current stock price.

A summary of the Company’s agent options activity is as follows:

Grant Date	Number of options outstanding	Number of options exercisable	Weighted Average Exercise Price	Expiry date	Remaining contractual life (years)
29-Sep-20	1	1	$831,600.00	28-Sep-25	0.74
29-Sep-20	2	2	$863,100.00	28-Sep-25	0.74
11-Jan-22	3	3	$318,780.00	11-Jan-27	2.03
31-Oct-23	95	95	$900.90	31-Oct-28	3.84
Total Agent options	101	101	35,640.85		3.69

F-36

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2024 and 2023

13.	SHARE CAPITAL (cont’d)

(f)	Agents’ options (cont’d)

	Number of	Weighted average
	options	exercise price
Outstanding agent options, December 31, 2021	4	$94,626.00
Granted	4	31,626.00
Outstanding agent options, December 31, 2022	8	$63,126.00
Granted	95	90.09
Outstanding agent options,December 31, 2023	103	$4,986.08
Expired	(2)	144,900.00
Outstanding agent options, December 31, 2024 and the date of the MD&A	101	35,640.85

Transactions for the year ended December 31, 2023, are as follows:

On October 31, 2023, 6.7 warrants were issued to the placement agents with a strike price at 110% of the issue price of the common stock- $900.90 on October 31, 2023. These warrants also had a cashless exercise provision, The warrants also are contingently redeemable at the option of the holder upon the occurrence of any fundamental transactions as defined in the Placement Agent Common Shares Purchase Warrant Certificate. The warrants expire on October 31, 2028. The initial exercise period commences on April 28, 2024.

The placement agent did not provide valuation of the services provided to the Company. As a result, management is unable to determine reliable value, and per IFRS 2.10, the fair value of the equity instruments would then be used. As a result, the fair value of the instruments was determined through reference to the fair value of the equity instruments, as the fair value of the services was determined that it could not be measured reliably.

Management has concluded the issuance of the placement warrants was an incremental cost directly attributable to the issuance of common shares and pre-funded warrants, as the Company would not have issued the placement warrants if the Company had not issued the common shares and the pre-funded warrants. Therefore, the fair value of the placement warrants are included in the transaction costs associated with the issuance. The placement warrants were fair valued using a Black-Scholes method.

The fair value of the placement agents warrants as at December 31, 2023 was $66,237 and was determined using the Black-Scholes Option Pricing Model with the following assumptions: share price $819.00, strike rate $900.90; expected volatility: 125%; dividend yield 0%; risk free rate: 4.76%.

F-37

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2024 and 2023

13.	SHARE CAPITAL (cont’d)

g)	Share purchase warrants

The exercise price of these share purchase warrants are so high that it is unlikely to expect these options to be exercised based on the Company current stock price.

A summary of the Company’s share purchase warrant activity is as follows:

Grant Date	Number of Warrants outstanding and exercisable	Exercise Price	Expiry date
29-Sep-20	14	863,100.00	28-Sep-25
11-Jan-22	80	289,800.00	10-Jan-27
31-Oct-23	56	12.60	none
Total	150	$235,120.70

	Number of Warrants	Weighted average exercise price
Outstanding, December 31, 2022	271	$272,258.22
Granted	564	$7,001.78
Exercised	(525)	$52,272.00
Outstanding, December 31, 2023	310	$162,219.95
Granted	300,681	$1,231.33
Expired	(10)	(1,449,000)
Exercised/Exchanged	(300,831)	$640.06
Outstanding, December 31, 2024	150	$235,120.70

Both the January 11, 2022 and the October 31, 2023 share purchase warrants are treated as financial liabilities in these financial statements.

14.	COST OF SALES

(in thousands)	December 31, 2024	December 31, 2023	December 31, 2022

Inventory expensed	$7,800	$4,192	$3,781
Royalties	380	343	307
Other expenses	1,307	1,040	1,004
Total	$9,487	$5,575	$5,092

15.	SELLING AND MARKETING

(in thousands)	December 31, 2024	December 31, 2023	December 31, 2022

Salaries and related expenses	$3,692	$3,343	$2,601
Advertising and marketing	585	865	1,739
Travel and conferences	203	157	169
Total	$4,480	$4,365	$4,509

F-38

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2024 and 2023

16.	GENERAL AND ADMINISTRATIVE

(in thousands)	December 31, 2024	December 31, 2023	December 31, 2022
Salaries and related expenses	$969	$553	$601
Professional services	1,030	1,570	2,527
Consulting and director fees	1,449	1,131	1,171
Travel	128	63	135
Office and general	976	1,415	1,994
Regulatory and filing fees	196	169	(33)
Shareholder relations	112	228	547
Total	$4,860	$5,129	$6,942

17.	FINANCE EXPENSES

	December 31, 2024	December 31, 2023	December 31, 2022
Interest paid and accretive interest on debentures	$-	$-	$86,841
Interest expense on sale of future receipts	2,306,044	-	-
Finance fees from issuance of preferred shares	477,647	-	-
Interest on loans from financial institutions	145,331	102,392	-
Other interest and bank charges	158,403	704,978	58,894
Factoring and letter of credit charges	424,709	-	-
Interest expense on lease obligations	29,460	34,445	35,678
Total	$3,541,594	$841,815	$181,413

18.	TRANSACTION COSTS

Transaction costs incurred in 2024 are $1,487,800 which are costs incurred for the equity raises as described in Note 12.

Transaction costs incurred in 2023 are $99,529 which are costs incurred for the equity raise in October 2023 as described in Note 12.

Transaction costs incurred in 2022 are $1,398,598, which are costs incurred for the equity raises described in Note 12 (b).

F-39

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2024 and 2023

19.	INCOME TAXES

The reconciliation of income taxes at statutory rates is as follows:

	2024		2023	2022

Loss for the year		$(25,270,714)	$(12,931,794)	$(15,299,251)

Expected income tax (recovery)		(6,419,589)	(3,387,159)	(3,085,891)
Change in statutory, foreign tax, foreign exchange rates and other		340,677	(181,113)	825,208
Permanent differences		868,994	1,419,000	863,183
Share issuance cost				-
Impact of warrants +convertible debenture			980,080)	(3,154,750)
Prior year adjustment		53,971	(59,487)	(147,786)
Expiry of non-capital losses			-	-
Change in unrecognized deductible		5,155,947	1,228,679	4,700,036
Total income tax expense (recovery)	$		$-	$-

Current income tax		$-	$-	$-
Deferred income tax			-	-
Total		$-	$-	$-

The significant components of the Company’s deferred tax assets and liabilities are as follows:

	December 31, 2024	December 31, 2023	December 31, 2022

Deferred tax assets (liabilities)
ROU assets and lease liabilities	$(3,000)	$(6,000)	$(11,000)
Intangible assets	(992,000)	(135,000)	(132,000)
Finance fees	(2,132,000)	-	-
Warrant liability	-	(42,000)	(820,000)
Non-capital losses	3,127,000	183,000	963,000
Net deferred tax liability	$-	$-	$-

F-40

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2024 and 2023

19.	INCOME TAXES (cont’d)

The significant components of the Company’s temporary differences, unused tax credits and unused tax losses that have not been included on the consolidated statement of financial position are as follows:

	2024		Expiry date	2023		Expiry date	2022	Expiry date

Receivables	$			$			$-	None
Property, plant and equipment and intangibles		$2,973,000			3,210,000	None	2,522,000	None
Financing cost		7,907,000			3,480,000	2042 to 2046	4,262,000	2041 to 2045
Inventory		736,000	None		800,000	None	1,614,000	None
Allowance for doubtful accounts					-	None	-	None
Warrant liability		-	None		156,000	None	3,036,000	None
Allowable capital losses		35.000	None		38,000	None	37,000	None
Non-capital losses available for future periods
- Canada		69,155,000			49,918,000	2026-2043	38,258,000	2026 to 2042
- Israel		27,410,000			27,339,000	None	23,600,000	None
- United States					-	None	-	None
Total non-capital losses		$96,565,000			77,257,000		61,858,000

20.	CAPITAL MANAGEMENT

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework.

The Company defines capital as consisting of shareholder’s equity. The Company’s objectives when managing capital are to support the creation of shareholder value, as well as to ensure that the Company is able to meet its financial obligations as they become due.

The Company manages its capital structure to maximize its financial flexibility making adjustments in response to changes in economic conditions and the risk characteristics of the underlying assets and business opportunities. The Company does not presently utilize any quantitative measures to monitor its capital but rather relies on the expertise of the Company’s management to sustain the future development of the business. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

F-41

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2024 and 2023

21.	FINANCIAL INSTRUMENTS

Fair Value

The warrant liability estimates the fair value using a Black Scholes option pricing model calculation using the following inputs: stock price (Level 1 input); risk-free rates (Level 1 input); volatility (Level 3 input). The warrant liability outstanding during the year ended December 31, 2024.

F-42

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2024 and 2023

21.	FINANCIAL INSTRUMENTS (cont’d)

The fair values of the Company’s cash, trade and other receivables, loans from financial institutions, accounts payable and accrued liabilities and sales of future receipts, approximate carrying value, which is the amount recorded on the consolidated statement of financial position.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company places its cash with institutions of high creditworthiness. Management has assessed there to be a low level of credit risk associated with its cash balances.

The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. However, management also considers the demographics of the Company’s customer base, including the default risk of the industry and country in which customers operate, as these factors may have an influence on credit risk. Approximately 41% of the Company’s revenue for the year ended December 31, 2024 (2023 -17%) is attributable to sales transactions with a single customer.

The Company has established a credit policy under which each new customer is analyzed individually for creditworthiness before the Company’s standard payment and delivery terms and conditions are offered. The Company’s review includes external ratings, when available, and in some cases bank references. Purchase limits are established for each customer, which represents the maximum open amount without requiring approval from the Risk Management Committee; these limits are reviewed quarterly. In prior years, certain key customers were offered extended payment terms on their purchases due to slow down from Covid-19 and budget approvals for government tenders. As a result, the Company had customers with overdue receivables on their books which resulted in the Company taking a bad debt provision on these overdue receivables which amounted to $36,973 (2023-$NIL).

The allowance for doubtful accounts of $36,973 (2023-NIL) has been recognized in the year. In monitoring customer credit risk, customers are grouped according to their credit characteristics, including whether they are an individual or legal entity, whether they are a wholesale, retail or end-user customer, geographic location, industry, aging profile, maturity, and the existence of previous financial difficulties. Trade and other receivables relate mainly to the Company’s wholesale customers. Customers that are graded as “high risk” are placed on a restricted customer list and monitored by the Company.

The carrying amount of financial assets represents the maximum credit exposure, notwithstanding the carrying amount of security or any other credit enhancements.

F-43

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2024 and 2023

21.	FINANCIAL INSTRUMENTS (cont’d)

The maximum exposure to credit risk for trade and other receivables at the reporting date by geographic region was as follows:

(in thousands)	December 31, 2024	December 31, 2023
EMEA	$268	$134
North America	1,136	1,047
Total	$1,404	$1,181

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company examines current forecasts of its liquidity requirements so as to make certain that there is sufficient cash for its operating needs, and it is careful at all times to have enough unused credit facilities so that the Company does not exceed its credit limits and is in compliance with its financial covenants (if any). These forecasts take into consideration matters such as the Company’s plan to use debt for financing its activity, compliance with required financial covenants, compliance with certain liquidity ratios, and compliance with external requirements such as laws or regulation.

The Company has financial covenants with its sale of future receipts financing that requires the repayment of 15% of weekly sales. The factoring facility along with the purchase order financing facility are secured by both Siyata Mobile Inc. and Signifi Mobile Inc accounts receivable and inventories.

The Company uses activity-based costing to cost its products and services, which assists it in monitoring cash flow requirements and optimizing its cash return on investments. Typically, the Company ensures that it has sufficient cash on demand to meet expected operational expenses for a period of 90 days, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

The Company had a factoring agreement with external funding (Note 4).

With the exception of employee benefits, the Company’s accounts payable and accrued liabilities have contractual terms of 90 days. The employment benefits included in accrued liabilities have variable maturities within the coming year.

F-44

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2024 and 2023

21.	FINANCIAL INSTRUMENTS (cont’d)

Market risk

a)	Currency Risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The functional currency of the Company is the USD as of October 1, 2020, as discussed in Note 2. As at December 31, 2024, the Company’s exposure to foreign currency risk with respect to financial instruments is as follows:

(In USD thousands)	USD	NIS	CAD	Total
Financial assets and financial liabilities:
Current assets
Cash	$113	$36	$53	$182
Trade receivables	942	213	249	1,405
Advance to suppliers	34	-	-	34
Loan term deposit	-	182	-	182
Current liabilities
Loans from financial institutions	(2,077)	-	-	(2,077)
Sales of future receipts	(1,688)	-	-	(1,688)
Accounts payable and accrued liabilities	(2,141)	(2,884)	(331)	(5,356)
Warrants and preferred shares liabilities	(1,070)	-	-	(1,070)

Total	$(5,887)	$(2,474)	$(29)	$(8,389)

10% fluctuation in exchange rate	$(589)	$(243)	$(3)	$(839)

b)	Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows will fluctuate as a result of changes in interest rates. The Company’s sensitivity to interest rates is inherently involved in the fair value of both the convertible promissory note and the warranty liability which are revalued based on changes parameters which include the prevailing interest rate.

c)	Price Risk

The Company is exposed to price risk with respect to equity prices. Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market. The Company closely monitors individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

F-45

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2024 and 2023

22.	RELATED PARTY TRANSACTIONS

Key Personnel Compensation

Key management personnel includes those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of executive and non-executive members of the Company’s Board of Directors and corporate officers. The remuneration of directors and key management personnel for the years ended December 31, 2024, 2023 and 202 are as follows:

	2024	2023	2022

Payments to key management personnel:
Salaries, consulting and directors’ fees	$1,434,894	$1,443,601	$1,387,221
Share-based payments	234,370	713,514	2,126,970
Total	$1,659,264	$2,157,115	$3,514,191

Salaries, consulting and directors’ fees shown above are classified within profit and loss as shown below:

		(in thousands)
Type of Service	Nature of Relationship	2024	2023	2022

Selling and marketing expenses	VP Technology/VP Sales International	$287	$313	$202
General and administrative expense	Companies controlled by the CEO, CFO and Directors	$1,147	$1,131	$1,185

F-46

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2024 and 2023

23.	SEGMENTED INFORMATION

The Company is domiciled in Canada, and it operates and produces its income primarily in Israel, Europe and North America. The Company operates both a cellular-based mobile phone communications products division and a cellular booster division.

The Company’s entity-wide disclosures include disaggregated information about product sales, geographical areas, and major customers.

Geographical area information is shown below:

External revenues by Geography
(in thousands)	2024	2023	2022

USA	$7,630	$5,490	$3,839
Canada	1,038	1,472	1,274
EMEA	2,962	1,626	1,322
Australia	-	6	47
Total	$11,630	$8,594	$6,482

Non-current asset geographic area information is shown below:

(in thousands)	2024	2023

Long-term deposit total	$182	$147
Canada
EMEA	182	147

Right of use asset total	$582	$631
Canada	192	112
EMEA	390	519

Equipment total	$158	$175
Canada		-
EMEA	158	175

Intangibles total	$8,285	$7,857
Canada		-
EMEA	8,285	7,857

F-47

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2024 and 2023

23.	SEGMENTED INFORMATION (cont’d)

Product information is shown below:

Revenue by product line
(in thousands)	2024	2023	2022
Cellular boosters and related accessories	$1,197	$2,223	$2,558
Rugged devices and related accessories	10,433	6,010	3,924
Total	$11,630	$8,233	$6,482

24.	MAJOR CUSTOMERS

Revenues from the three largest customers of the Company for the year ended December 31, 2024, represent approximately $7,410,173 or 64% of the Company’s total revenues (December 31, 2023, represent approximately $2,533,945 or 29% of the Company’s total revenues, December 31, 2022, represent approximately $2,764,000 or 42% of the Company’s total revenues)

25.	SUPPLEMENTAL INFORMATION WITH RESPECT TO CASH FLOWS

	2024	2023	2022
Change in non-cash working capital:
Trade and other receivables	$(229,849)	$345,845	$(116,604)
Prepaids	(90,129)	143,831	(19,238)
Inventory	(628,689)	1,164,117	(3,028,071)
Advances to suppliers	1,014,555	(892,375)	314,315
Accounts payable and accrued liabilities	2,046,829	123,349	814,229
	$2,112,717	$884,767	$(2,035,069)

During the year ended December 31, 2024, the Company paid $2,876,084 (December 31, 2023 - $699,878, December 31, 2022 - $95,735) in interest and $NIL (December 31, 2023 and 2022 - $Nil) in income taxes.

F-48

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2024 and 2023

25.	SUPPLEMENTAL INFORMATION WITH RESPECT TO CASH FLOWS (cont’d)

During the year ended December 31, 2024, the Company incurred the following non-cash investing or financing activities:

Recognized $288,753 in right of use assets and $288,753 in lease liabilities.

During the year ended December 31, 2023, the Company incurred the following non-cash investing or financing activities:

(a)	Recognized $42,000 in right of use assets and $42,000 in lease liabilities.

During the year ended December 31, 2022, the Company incurred the following non-cash investing or financing activities:

(a)	Recognized $174,352 in right of use assets and $174,351 in lease liabilities.

(b)	Issued $232,300 in share capital in settlement of debt.

(c)	Issued $4,138,000 in share capital to settle $3,200,000 of convertible debentures.

26.	CONTINGENT LIABILITY

On October 22, 2024 the Company was served with a lawsuit from one of its suppliers demanding an amount of $457,477.91 for services rendered to the Company. The Company has determined that the amounts due are superfluous and extraordinarily high and are thus engaged counsel to rigorously oppose this lawsuit. The Company is of the opinion that they are not liable for any amounts due however the Company has accrued these amounts in these financial statements.

27.	SUBSEQUENT EVENTS

On January 6, 2025, the Company registered amended the November 15, 2024 Equity line of credit to increase the total number of shares to be issued by 20%. Therefore the maximum number of shares to be issued under the equity lone of credit is increased by 107,692 from 538,462 common shares of the Company to 646,154 common shares.

From January 1, 2025 until the date of this audit report, the Company has issued 310,554 of common shares under both the equity line of credit dated November 15, 2025 and the extension agreement registered for an additional 20% of the shares, for total net proceeds after share issuance costs of $1,332,989.

On January 14, 2025, the Company completed a registered offering for an equity line of credit with one investor. The offering is up to $18,000,000 which would represent approximately 2,739,296 Common Shares. The Company can issue put notices for the investor to purchase common shares to the maximum amount registered, not to exceed the investor owing more than 4.99% of the Company at any time. The price paid by the investor for these shares is the lessor of a) the stock price on the day before the put notice is issued and b) the lowest closing stock price in the three day period following the put notice.

F-49

Siyata Mobile Inc.

Notes to the Consolidated Financial Statements

(Expressed in US dollars)

As at and for the years ended December 31, 2024 and 2023

27.	SUBSEQUENT EVENTS (cont’d)

A commitment fee of 540 Class C preferred share was given to the investor with a fair value of these preferred shares at an 85% discount to their stated value. The stated value of the 540 Class C preferred shares is $540,000 and the fair value at a 15% discount is $635,294. The Company reflected the commitment fee as an expense in Interest expense in the consolidated statements of operations based on the fair value on the issuance date. On February 3, 2025, the investor converted 235 of the 540 Class C preferred shares into 50,000 common shares resulting in an increase in share capital of $276,470 with no gain or loss on conversion. On March 24, 2025, the investor converted 90 of the 540 Class C preferred shares into 49,537 common shares resulting in an increase in share capital of $105,882 with no gain or loss on conversion.

Since the date of registration of this put agreement, a total of 1,690,000 common shares have been issued from this agreement for total proceeds net of share issuance costs of $4,062,372.

In February 2025, one of its investors had the Company redeem 163 Class C preferred shares for cash paid by the Company of $163,000 pursuant to the agreement dated December 30, 2024 with said investor.

On February 5 and February 6, 2025 one of its investors converted a total of 293 Class C preferred shares with a stated value of $293,000 and a fair value of $344,706 into 128,509 common shares of the Company, crediting $344,706 to share capital. There was no gain or loss on the transaction.

On March 10, 2025, one of its investors had the Company redeem 46 Class C preferred shares for cash paid by the Company of $46,000 pursuant to the agreement dated December 30, 2024 with said investor.

On February 26, 2025, Siyata Mobile Inc., the Company entered into a Merger Agreement” with Core Gaming, Inc., a Delaware corporation. Pursuant to the Merger Agreement, the Parties will effect the following transactions: The Company will merge with and into a Merger Sub, with the Company continuing as the surviving entity and a wholly owned subsidiary of Purchaser. This is a reverse takeover where Core Gaming Inc. shareholders will be the majority owners with approximately 90% of the outstanding shares and the Company’s legacy shareholders will own approximately 10% of the merged entities.

     In exchange for the outstanding shares of the Company’s common stock, Purchaser will issue common shares to the shareholders of the Company based on an exchange ratio calculated as $160,000,000 divided by the volume-weighted average closing price of Purchaser’s common shares on the Nasdaq Stock Market LLC for the 10-day trading period immediately preceding the effective time of the Merger. In exchange for the outstanding shares of the Company’s common stock, the Company will issue common shares to the shareholders of Core Gaming Inc. based on an exchange ratio calculated as $160,000,000 divided by the volume-weighted average closing price of the Company’s common shares on the Nasdaq Stock Market LLC for the 10-day trading period immediately preceding the effective time of the Merger. On the Closing Date (as defined in the Merger Agreement), the Parties will cause a certificate of merger (the “Certificate of Merger”) to be executed and filed with the Secretary of State of Delaware. The Merger will become effective on the date and time specified in the Certificate of Merger (the “Effective Time”); and at the Effective Time, all assets, properties, rights, privileges, powers, and franchises of the Core Gaming and the Merger Sub will vest in the Company as the surviving corporation in the Merger.

The board of directors of Purchaser at the Effective Time will consist of five members, four of whom will be designated by the Company and one of whom will be Marc Seelenfreund. The officers of Purchaser at the Effective Time will be Aitan Zacharin as the Chief Executive Officer and Gerald Bernstein as the Chief Financial Officer. The Merger Agreement provides that, to the extent permitted and in accordance with applicable law, none of the PTT Subsidiaries (as defined in the Merger Agreement) will have a board of directors and Marc Seelenfreund will be the sole officer of each of the PTT Subsidiaries, with full executive power and authority to operate the PTT Retained Business (as defined in the Merger Agreement).

F-50